RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund was held on December 30, 2008, for shareholders of record as of November 4, 2008, to vote on the following proposals, the results of which are provided below.

For California Intermediate Tax Free Fund, to approve an Agreement and Plan of Reorganization for the fund providing for the reorganization of the fund into California Tax Free Fund, including the amendment to FAIF’s Amended and Restated Articles of Incorporation necessary to effect the reorganization:

For	Against	Abstain
5,142,936	9,950	0

For Colorado Intermediate Tax Free Fund, to approve an Agreement and Plan of Reorganization for the fund providing for the reorganization of the fund into Colorado Tax Free Fund, including the amendment to FAIF’s Amended and Restated Articles of Incorporation necessary to effect the reorganization:

For	Against	Abstain
4,423,594	19,895	4,866